

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2023

Michael Santomassimo
Chief Financial Officer
Wells Fargo & Company
420 Montgomery Street
San Francisco, California 94104

   Re: Wells Fargo & Company
        Form 10-K for Fiscal Year Ended December 31, 2022
        File No. 001-02979

Dear Michael Santomassimo:

   We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2022

Exhibit 13
Earnings Performance, page 7

1. We note you have recognized charges presented as "Operating Losses" in your Consolidated Statement of Income of $7.0 billion, $1.6 billion and $3.5 billion for the years ended December 31, 2022, 2021, and 2020, respectively. We further note disclosure on page 172 that this item included expenses primarily related to a variety of historical matters, including litigation, regulatory, and customer remediation. We also note disclosure related to your consent orders with regulatory bodies, customer remediation activities and legal actions throughout your filing. Please tell us and consider revising future filings to provide greater transparency around the variability of your operating losses recorded for each period presented, which separately discusses the liabilities recorded for new matters, additional liabilities recorded for existing matters, and reductions due to payments or reversals to allow an investor to better understand the impact on your financial condition, cash flows and results of operations. Refer to Item 303(a)(3) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact at John Spitz at (202) 551-3484 or Amit Pande at (202) 551-3423 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance